U.S. Securities and Exchange Commission
                             Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                                      AT&T INC.
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2.  Name of the person relying on exemption:

                             SNET RETIREES ASSOCIATION

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3.  Address of the person relying on exemption:

             P.O. BOX 615, SOUTHINGTON, CONNECTICUT   06489
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4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):


(LOGO) SNET RETIREES ASSOCIATION, INC.
       _______________________________

       P.O. Box 615, Southington, CT   06489

                                                            April 2013


DEAR FELLOW AT&T SHAREHOLDER:

We urge you to vote FOR a shareholder proposal that would require ratification of certain severance compensation packages at AT&T's upcoming Annual Meeting, scheduled for April 26th in Cheyenne, Wyoming:

ITEM 7: VOTE FOR "SHAREHOLDER RATIFICATION OF EXECUTIVE SEVERANCE PACKAGES"

While we support generous performance-based pay, we believe that requiring shareholder approval of "golden parachute" severance packages with a TOTAL cost exceeding 2.99 times an executive's base salary plus target bonus is a prudent policy that will better align compensation with shareholder interests.

In its opposing statement, the Company asserts that it already has a similar Severance Policy in place. In 2007, after an association of AT&T retirees introduced a proposal on Golden Parachutes, the Company adopted a policy to seek shareholder approval for severance with a "cash value" in excess of 2.99 times base salary plus target bonus.

However, in our view the current policy has a major loophole: It excludes the value of waiving certain performance conditions on the vesting of restricted stock units (RSUs) and Performance Shares from the total cost calculation that would trigger the need for shareholder ratification. The policy states:
"'severance benefits' will not include the cash payments made in lieu of the accelerated vesting of options or outstanding equity-based awards, or to compensate for the cancellation of such awards."

Not counting the value of accelerated vesting, or of waived tenure conditions, on these grants has become potentially more costly as executive compensation shifts toward very large multi-year equity awards contingent on actual performance.

According to the 2013 Proxy Statement (page 75), if CEO Randall Stephenson is terminated after a change in control, or resigns for "good reason," he would receive (for starters) a lump sum payment of $19.7 million, equal to 2.99 times his 2012 base salary plus target bonus. Other named executive officers are likewise eligible for a cash payout equal to 2.99 times base salary plus target bonus (page 75).

However, this lump sum cash payment is not nearly the total cost of severance payments triggered by certain terminations. For example, the 2012 Proxy (page
69) more clearly disclosed that CEO Stephenson could receive AN ADDITIONAL $14.1 MILLION due to the immediate vesting of restricted stock units that would not otherwise be earned and vested until as long as three years later. Under AT&T's 2011 Long Term Incentive Plan (LTIP), upon termination after a change in control (or due to death or disability), "Any restriction periods and all restrictions imposed on . . . Restricted Stock Units lapse and they shall immediately become fully vested upon Termination . . . ."

Stephenson's $19.7 million lump sum severance payment also does not include the value of any of the more than 520,000 Performance Shares (with an estimated value of $17.7 million) from plan awards that the Proxy states are "unearned" and "have not vested" since they represent three-year performance cycles ending after 2013 and 2014 (see Proxy page 63).

Under the terms of the 2011 LTIP, as noted above, restricted stock immediately vests and becomes payable if a termination follows a change in control or is due to death or disability. Likewise, "any and all Options . . . immediately shall become vested and exercisable upon Termination . . ." after a change in control. Similarly, the overlapping grants of Performance Shares (which are earned over 3-year performance periods) effectively vest following a change in control termination, although the number of shares is pro-rated and the payout is based on the financial performance of AT&T at the end of the remaining period (as long as three years!) after the executive terminates.

Furthermore, contrary to the Board's opposing statement, the definition of severance payments in the proposal does not include compensation that is earned prior to termination, including pension and nonqualified deferred compensation plans, and executive life insurance benefits, which each pay out millions more. Executives are already vested in this compensation irrespective of termination. AT&T made this argument to the SEC in an effort to exclude this proposal from the proxy - and the SEC rejected AT&T's claims, concluding there was no basis for omitting the proposal.

We believe our Company's severance approval policy should include the total cost of termination payments, including the estimated value of accelerated vesting of RSUs and Performance Shares that otherwise would not have been earned or vested until the end of the performance period.

We believe a policy of seeking shareholder approval for very large severance packages will provide valuable feedback, encourage restraint, and strengthen the hand of the Board's compensation committee.

Please vote FOR Item 7 and thank you for your consideration of this issue.

                                                               Sincerely yours,

                                                           /s/JoAnn Alix Gagain
                                                              JoAnn Alix Gagain
                                                              President

The cost of this letter is being borne entirely by the SNET Retirees
Association. This is not a solicitation. Please DO NOT send your proxy card to the Association.
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